

HSBC

STRUCTURED INVESTMENTS
Opportunities in International Equities

Free Writing Prospectus
Registration Statement No. 333-253385
December 9, 2022
Filed Pursuant to Rule 433

Contingent Income Auto-Callable Securities due December 18, 2025

Based on the Performance of the Worst Performing of the Russell 2000® Index, the S&P 500® Index and the Nasdaq-100 Index®

Principal at Risk Securities

This document provides a summary of the terms of the Contingent Income Auto-Callable Securities, which we refer to as the securities. Investors must carefully review the accompanying free writing prospectus referenced below, prospectus, prospectus supplement and Equity Index Underlying Supplement, and the "Risk Considerations" on the following page, prior to making an investment decision.

INDICATIVE TERMS

Issuer:	HSBC USA Inc. ("HSBC")
Pricing date:	December 15, 2022
Original issue date:	December 20, 2022 (3 business days after the pricing date)
Maturity date:	December 18, 2025, subject to adjustment as described in the accompanying Equity Index Underlying Supplement
Underlying indices:	Russell 2000® Index (Bloomberg symbol: RTY) (the "RTY"), S&P 500® Index (Bloomberg symbol: SPX) (the "SPX") and Nasdaq-100 Index® (Bloomberg symbol: NDX) (the "NDX") (each, an "underlying index"). For more information about the underlying shares, including historical performance information, see the accompanying free writing prospectus.
Early redemption notice dates:	The observation dates, on and after June 15, 2023.
Determination dates:	March 15, 2023, June 15, 2023, September 15, 2023, December 15, 2023, March 15, 2024, June 17, 2024, September 16, 2024, December 16, 2024, March 17, 2025, June 16, 2025, September 15, 2025 and December 15, 2025 (the determination date), each subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" the accompanying Equity Index Underlying Supplement.in the accompanying Equity Index Underlying Supplement.
Early redemption:	If, on any of the early redemption notice dates, the determination closing level of each underlying index is greater than or equal to its initial index level, the securities will be automatically redeemed for an early redemption payment on the third business day followi the related determination date. No further payments will be made on the securities once they have been redeemed. **The securities will not be redeemed if the determination closing level of any underlying index on a determination date is below its initial index level.**
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Determination closing level:	With respect to each underlying index, its official closing level on any determination date other than the final determination date, as determined by the calculation agent.
Early redemption price:	The sum of the stated principal amount and the contingent quarterly payment, if any, for the related quarterly observation period. This amount will be paid on the contingent payment date following the applicable early redemption notice date.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:	• If, on every scheduled trading day during the relevant quarterly observation period, the official closing level or the final index level, as applicable, of each underlying index is greater than or equal to its downside threshold level, we will pay a contingent quarterly payment at an annual rate of at least 10.30% of the stated principal amount per security (corresponding to $25.75 (or at least 2.575%) per quarter per security) on the related contingent payment date. The actual contingent quarterly payment will be determined on the pricing date. • If, on any scheduled trading day during the relevant quarterly observation period, the official closing level or the final index level, as applicable, of any underlying index is less than its downside threshold level, no contingent quarterly payment will be made with respect to that determination date. It is possible that one or more underlying indices will remain below their respective downside threshold levels for extended periods of time or even throughout the entire term of the securities so that you will receive few or no contingent quarterly payments during the term of the securities.

Worst performing underlying index:	The underlying index with the largest percentage decrease from its initial index level to its final index level.
Official closing level:	With respect to each underlying index, its official closing level on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page (with respect to the RTY, "RTY <INDEX>", with respect to the SPX, "SPX <INDEX>" and with respect to the NDX, "NDX <INDEX>") or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:

If the final index level of **each** underlying index is **greater than** or **equal to** its coupon barrier level:	(i) the stated principal amount *plus,* if applicable (ii) the contingent quarterly payment
If the final level of the **worst performing** underlying index is **less** than its coupon barrier level but **greater than or equal to** its principal barrier level:	the stated principal amount
If the final index level of **any** Underlying index is **less than** its principal barrier level:	(i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. **In this case, the payment at maturity will be less than 60.00% of the stated principal amount of the securities and could be zero.**

Index performance factor:	With respect to each underlying index, final index level / initial index level
Coupon barrier level:	With respect to each underlying index, 70% of its initial index level
Downside threshold level:	With respect to each underlying index, 60% of its initial index level
Initial index level:	With respect to each underlying index, its official closing level on the pricing date.
Final index level:	With respect to each underlying index, its official closing level on the valuation date.
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Estimated initial value:	The estimated initial value of the securities is expected to be less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the securities, which will be determined by us on the pricing date, is expected to be less than the price to public and may differ from the market value of the securities in the secondary market, if any."
CUSIP / ISIN:	40441XYD6 / US40441XYD64
Free writing prospectus:	https://www.sec.gov/Archives/edgar/data/83246/000110465922125688/tm2231995d18_fwp.htm

Risk Considerations

It is important for you to understand that this offering summary does not contain all of the material information an investor should consider before investing in the securities, including a more complete description of the risks relating to the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying free writing prospectus.

Risks Relating to the Structure or Features of the Securities

- You may lose a significant portion or all of your initial investment.
- You will not receive any contingent quarterly payment for any quarterly observation period where the official closing level of any underlying index on any scheduled trading day during that period is less than its coupon barrier level.
- Investors will not participate in any appreciation of any underlying index, and your return on the securities is limited to the principal amount plus any contingent quarterly payments, regardless of any appreciation in the levels of the underlying indices.
- The securities may be called prior to the maturity date.
- You are exposed to the market risk of all the underlying indices, with respect to both the contingent quarterly payments, if any, and the payment at maturity, if any.
- Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of receiving no contingent quarterly payments and sustaining a significant loss on your investment than if the securities were linked to fewer underlying indices or just one underlying index.
- The amounts payable on the securities are linked to the levels of the underlying indices on every scheduled trading day during the relevant quarterly observation period.

    Higher contingent quarterly payments or lower downside threshold levels are generally associated with underlying indices with greater expected volatility and therefore can indicate a greater risk of loss.

- Credit risk of HSBC USA Inc.
- ***Risks Relating to the Underlying Indices***
- Adjustments to any underlying index could adversely affect the value of the securities.

    Non-U.S. securities risk.

- Small-capitalization risk.
- ***General Risk Factors***
- Credit risk of HSBC USA Inc.
- The securities will not be listed on any securities exchange and secondary trading may be limited.
- The estimated initial value of the securities, which will be determined by us on the pricing date, is expected to be less than the price to public and may differ from the market value of the securities in the secondary market, if any.
- The price of your securities in the secondary market, if any, immediately after the pricing date is expected to be less than the price to public.
- If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the securities.
- The market price of the securities will be influenced by many unpredictable factors.
- Investing in the securities is not equivalent to investing in the securities included in any of the underlying indices.
- Hedging and trading activity by our affiliates could adversely affect the value of the securities.
- The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.
- The securities are not insured by any governmental agency of the United States or any other jurisdiction.
- The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying free writing prospectus under the caption "Additional Information About the securities —Tax considerations" concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.

If there is any inconsistency between any terms herein and the free writing prospectus relating to the securities, the free writing prospectus shall prevail. The issuer has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the Securities and Exchange Commission ("SEC") for the offering to which this preliminary free writing prospectus relates. Before you invest, you should read the free writing prospectus relating to the offering, and also the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at https://www.sec.gov/edgar/search/. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the free writing prospectus, prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free **1-866-811-8049**.